Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2012 of Sprott Resource Lending Corp. of our report dated February 28, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit 99.2 incorporated by reference in this Annual Report.

“PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario, Canada
February 28, 2013